Exhibit 20

 August 21, 1998



 VIA FACSIMILE AND OVERNIGHT MAIL

 AlliedSignal Inc.
 101 Columbia Road
 Morristown, NJ 07962

 Attention:  Peter M. Kreindler, Esq.,
             Senior Vice President,
             General Counsel and Secretary

 Dear Mr. Kreindler:

 By letter dated August 11, 1998, AlliedSignal Inc. ("AlliedSignal"), the beneficial owner of 100 shares of common stock of AMP Incorporated ("AMP"), acting through the record owner of such shares, requested AMP's Board of Directors, in accordance with Section 1.7.2 of AMP's Bylaws, to set a record date in connection with AlliedSignal's intended solicitation of written consents from AMP's shareholders.

 Section 1.7.2 of AMP's Bylaws requires the Board, within ten days after the receipt of such a request, to adopt a resolution fixing a record date.

 In accordance with such Bylaw, on August 20, 1998 the Board adopted a resolution fixing October 15, 1998 as the record date. AMP's Board of Directors believes that AlliedSignal's intended consent solicitation will place AMP and its shareholders in a position of making extremely important decisions. In making its determination with respect to the record date, the Board is seeking to ensure that adequate information is available before such decisions are made. In addition, the October 15, 1998 record date provides AMP with sufficient time to comply with the broker search card requirements of Rule 14a-13 under the Securities Exchange Act of 1934, as amended.

 Very truly yours,



 /s/ David F. Henschel
---------------------------------
 David F. Henschel
 Corporate Secretary and
 Associate General Legal Counsel